UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Balanced Pharma, Incorporated

(Exact name of issuer as specified in its charter)

Delaware	85-2855195
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

18204 Mainsail Pointe Cornelius, NC	28031
(Address of principal executive offices)	(Zip code)

(704) 278-7054

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “BPI, ””Balanced Pharma,” “we,” “us,” “our,” or “the Company” refers to Balanced Pharma, Incorporated.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

SUMMARY

Overview

Balanced Pharma, Incorporated is a Delaware corporation, incorporated on September 1, 2020. We are a pharmaceutical development and manufacturing attempting to make local anesthetic injections more comfortable and efficient for dentists, physicians, and their patients. We are headquartered in Cornelius, North Carolina, near Charlotte.

Our primary business focus since inception has been and continues to be the development of Libracaine Dental, which is a pH-balanced injectable local anesthetic drug for use in dental procedures, which we intend to manufacture and sell after completing product development and receiving regulatory approvals.

Recent History

Since our inception we have accomplished the following:

●	Completed early corporate organizational activities.
●	Assembled a management team and scientific advisory board.
●	Contracted with necessary vendors and consultants.
●	Optimized a novel cartridge design and prototype for our drug product.
●	Progressed in the prosecution of patent and trademark applications in the United States and other selected jurisdictions,
●	Engaged component and raw material suppliers.
●	Engaged contract drug manufacturing organizations,
●	Completed initial testing of our novel manufacturing capabilities.
●	Raised a total of approximately $2 million via equity capital raises throughout 2021.
●	Received a favorable U.S. Food and Drug Administration (“FDA”) response to our request for designation as a drug, on November 3, 2020.
●	Prepared and submitted a pre investigational new drug application (“PIND”) briefing package to FDA on July 27, 2021.
●	Completed our PIND meeting on November 17, 2021 and received FDA guidance for our development program.
●	Completed market size research in the United States and other selected jurisdictions.
●	Completed initial market preference research in the United States and other selected jurisdictions.
●	April 2022, the Company launched our Regulation A offering.
●	April 19, 2022, the Company was awarded patent number: US 11,305,064.

Principal Products

Our principal products are buffered injectable local anesthetics that we are developing in response to a need in the dental and medical professions for an improved injectable local anesthetic that is faster-acting, more reliable, and less painful upon injection.

Currently available local anesthetic drugs contain acid as a preservative. Although the acid is necessary for adequate shelf life, it also makes the injection more painful, slower acting, and less reliable. Neutralizing the acid (“Buffering”) reduces the pain, hastens the onset, and provides anesthesia more reliably, but current Buffering methods require manual mixing of the drugs by clinicians, which adds time, expense, and the risk of dosage errors. For this reason, Buffering has not been widely adopted, particularly in dentistry, and we believe a more efficient and economical solution has long been sought by the healthcare community.

BPI owns patent protected technology that enables delivery of a buffered drug from a standard dental cartridge or medical vial. We are currently focused on our initial product, Libracaine Dental, which is being developed as a new pH-balanced anesthetic, supplied in a standard 1.7 ml dental cartridge that will require no change in protocol and no new equipment.

Libracaine Dental is currently in development and the Company is pursuing a new drug application (“NDA”) under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act (the “FDCA”). We expect to submit our NDA application to the FDA in 2024, and, if we receive the requisite approval, launch our dental product in 2025. For more details on the process, see “Regulation” below.

As of the date of this semi-annual report, we have engaged in discussions with manufacturers to produce components, raw materials, automated machinery, and initial commercial batches of Libracaine. When timing permits, we intend to contract with pharmaceutical manufacturing facilities to produce Libracaine Dental at increasing scale and will consider acquisition of manufacturing lines or facilities if and when that becomes feasible.

Further, as of the date of this semi-annual report, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, research and development, and capital raising efforts. Planned principal operations include manufacturing, marketing, and wholesale sales of Libracaine.

Results of Operations

For the six-month period ended June 30, 2022 (“Interim 2022”) and the six-month period ended June 30, 2021 (“Interim 2021”), the Company has had no revenues.

Total operating expenses consist of general and administrative, research and development and sales and marketing. Total operating expenses increased $402,882 (or 88%) to $861,512 for Interim 2022 from $458,630 in Interim 2021. The primary drivers for the increase include:

•	A $325,973 (or 133%) increase in general and administrative expenses. due to costs associated primarily with the launch of the Company’s Regulation A offering.
•	A $130,317 (or 498%) increase in research and development expenses related to current and potential products.

The increase was partially offset by a $53,408 (or 29%) decrease in sales and marketing costs

As a result of the foregoing, the Company generated a net loss for Interim 2022 and Interim 2021 of $861,370 and $458,630, respectively.

Liquidity and Capital Resources

As of June 30, 2022, the Company’s cash and cash equivalents was $930,861. Currently, the Company is not generating a profit. Accordingly, the Company’s operations have been financed to date by funds raised from equity financings.

In April 2022, the Company initiated a Regulation A offering for the issuance of common stock at $4.00 per share. Through June 30, 2022, the Company has issued $17,500 shares, and has received approximately $70,000 in net proceeds from the offering, including subscriptions raised prior to the issuance of shares.

The Company plans to continue to try to raise additional capital through additional offerings. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Trends

BPI believes the following are the most important trends that should continue to shape the dental anesthetic market:

●	According to the CDC, only 64.9% of adults and 85.9% of children saw a dentist in 2019, the last year for which numbers are available.

●	According, to the US National Library of Medicine and National Institutes of Health 36% of the population experiences dental anxiety, and approximately 22% of people report avoiding going to the dentist because of fear.

We believe these underserved populations present an opportunity for BPI to help grow the dental market as it is BPI’s goal to make local anesthetic injections more comfortable and efficient for dentists, physicians, and their patients.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	First Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (1)
4.1	Form of Subscription Agreement (1)
6.1	Shareholders Agreement, as amended (1)
6.2	2020 Stock Option Plan(1)

(1)	Filed as an exhibit to Balanced Pharma Inc Regulation A Offering Statement on Form 1-A (Commission File No. 024-11834)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Balanced Pharma, Incorporated

By:	/s/ J. Scott Keadle
J. Scott Keadle, Chief Executive Officer
Date:	September 16, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ J. Scott Keadle
J. Scott Keadle, Chief Executive Officer and Director
Date: September 16, 2022

By:	/s/ Cory McClelland
Cory McClelland, Chief Financial Officer and Principal Accounting Officer
Date: September 16, 2022

By:	/s/ Mark Sebree
Mark Sebree, Director
Date: September 16, 2022
By:	/s/ John Selig
John Selig, Director
Date: September 16, 2022

BALANCED PHARMA, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022

UNAUDITED

BALANCED PHARMA, INC.

BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$930,861	$1,616,810
Total current assets	930,861	1,616,810
Intangible assets	79,536	79,536
Total assets	$1,010,397	$1,696,346

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$18,385	$3,443
Accrued expenses	-	146
Total liabilities	18,385	3,588

Commitments and contingencies

Stockholders' equity:
Common stock, $0.001 par value, 30,000,000 shares authorized, 20,627,500 and 20,610,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	20,628	20,610
Additional paid-in capital	2,817,922	2,657,316
Accumulated deficit	(1,846,538)	(985,168)
Total stockholders' equity	992,011	1,692,758
Total liabilities and stockholders' equity	$1,010,397	$1,696,346

See accompanying notes, which are an integral part of these financial statements.

BALANCED PHARMA, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2022	2021
	(unaudited)
Revenue	$-	$-

Operating expenses:
General and administrative	571,591	245,618
Research and development	156,466	26,149
Sales and marketing	133,455	186,863
Total operating expenses	861,512	458,630

Loss from operations	(861,512)	(458,630)

Other income (expense):
Interest income	142	-
Total other income (expense), net	142	-

Provision for income taxes	-	-
Net loss	$(861,370)	$(458,630)

Weighted average common shares outstanding - basic and diluted	20,618,750	19,446,000
Net loss per common share - basic and diluted	$(0.04)	$(0.02)

See accompanying notes, which are an integral part of these financial statements.

BALANCED PHARMA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2020	19,206,000	$19,206	$579,873	$(84,189)	$514,890
Issuance of common stock	480,000	480	334,270	-	334,750
Stock-based compensation	-	-	162,424	-	162,424
Net loss	-	-	-	(458,630)	(458,630)
Balances at June 30, 2021 (unaudited)	19,686,000	$19,686	$1,076,567	$(542,819)	$553,434

Balances at December 31, 2021	20,610,000	$20,610	$2,657,316	$(985,168)	$1,692,758
Issuance of common stock	17,500	18	64,702	-	64,719
Offering costs	-	-	(85,690)	-	(85,690)
Stock-based compensation	-	-	181,595	-	181,595
Net loss	-	-	-	(861,370)	(861,370)
Balances at June 30, 2022 (unaudited)	20,627,500	$20,628	$2,817,922	$(1,846,538)	$992,011

See accompanying notes, which are an integral part of these financial statements.

BALANCED PHARMA, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2022	2021
	(unaudited)
Cash flows from operating activities:
Net loss	$(861,370)	$(458,630)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	181,595	162,424
Changes in operating assets and liabilities:
Accounts payable	14,943	191
Accrued expenses	(146)	(146)
Net cash used in operating activities	(664,978)	(296,162)
Cash flows from financing activities:
Issuance of common stock	64,719	410,021
Offering costs	(85,690)	-
Net cash provided by (used in) financing activities	(20,971)	410,021
Net change in cash and cash equivalents	(685,949)	113,859
Cash and cash equivalents at beginning of period	1,616,810	453,527
Cash and cash equivalents at end of period	$930,861	$567,386

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes, which are an integral part of these financial statements.

1.	NATURE OF OPERATIONS

Balanced Pharma Inc. (the “Company”) is a corporation formed on September 1, 2020 under the laws of Delaware. The Company is a pharmaceutical development and manufacturing company attempting to make anesthesia more comfortable for dental patients all over the world. The Company is headquartered in Charlotte, North Carolina.

The Company’s initial product, Libracaine, is a pH-balanced local anesthetic for use in dental procedures. Libracaine is in development and the Company is pursuing a 505(b)(2) New Drug Application (“NDA”), which is a streamlined process in which the applicant relies upon one or more investigations conducted by someone other than the applicant. The 505(b)(2) pathway enables investigators and/or manufacturers to apply for approval without having to repeat all the drug development work done for an innovator drug. 505(b)(2) submissions can be advantageous because they often lead to a faster route to approval when compared to traditional development pathways.

As of June 30, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $861,370 and $458,630 for the six months ended June 30, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2022 and 2021. As of June 30, 2022, the Company had an accumulated deficit of $1,846,538. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The accompanying financial statements for the six months ended June 30, 2022 and 2021 the related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the Company's opinion, reflect all adjustments necessary to present fairly the Company's financial position as of June 30, 2022 and results of its operations, and cash flows for the periods ended June 30, 2022 and 2021. The results for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any other periods.

Stock Split

On January 26, 2022, the Company effectuated a a 2,000-for-1 forward stock split of its issued and outstanding common shares. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties, including but not limited to, the need for protection of proprietary technology of its product, dependence on key personnel, cost of services provided by third parties and the need to obtain additional funds through the sale of its common stock. The Company has not generated revenues and has not been granted a license or been approved by the Food and Drug Administration (“FDA”) to produce and sell its drug. There are no assurances that this approval will be given or obtained.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022 and December 31, 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of June 30, 2022 and December 31, 2021, the Company had $680,861 and $1,366,810, respectively, in excess of insured amounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the balance sheet.

Intangible Assets

As of June 30, 2022 and December 31, 2021, $79,536 in patent costs were included as intangible assets on the balance sheets. Certain legal costs have been capitalized. Should a patent not be granted the costs would need to be written off thus increasing the accumulated losses to date. As of the date of these financial statements, one patent in the portfolio has issued, and others remain pending.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising Costs

Advertising costs are expended as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, stock-based compensation, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company’s products are included in research and development expenses and are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development activities. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2022 and 2021 consist of outstanding options (Note 5).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any impact on its financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	STOCKHOLDERS’ EQUITY

As of December 31, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 12,000 shares of common stock, par value $0.001 per share. In January 2022, the Board of Directors approved an increase in the number of authorized shares to 30,000,000 shares of common stock (see Note 9).

In 2022, the Company initiated a Regulation A+ offering for the issuance of common stock at $4.00 per share. Through June 30, 2022, the Company has issued 17,500 shares, and has received $64,719 in net proceeds from the offering (and a Regulation 506c offering).

5.	STOCK-BASED COMPENSATION

Balanced Pharma, Inc. 2020 Stock Plan

The Company has adopted the Balanced Pharma, Inc. 2020 Stock Option Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. In connection with the stock split in January 2022, the Board increased the number of shares reserved for issuance to 2,963,684 shares.

The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. Stock options granted under the 2020 Plan typically vest over periods of immediate to two years, and one grant with milestone based vesting four-year period on a monthly basis.

A summary of information related to stock options for the six months ended June 30, 2022 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	1,070,000	$0.50	$207,129
Granted	240,000	2.50
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2022	1,310,000	$0.87	$4,105,000

In January 2022, the Company granted 240,000 options to purchase common stock at an exercise price of $2.50 per share.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

Six Months
Ended
June 30, 2022
Risk-free interest rate	1.45%
Expected term (in years)	6.10
Expected volatility	75.00%
Expected dividend yield	0%

In November 2020, the Company granted 800,000 options to purchase common stock with a fair value of $449,599 to a research and development vendor with performance-based vesting conditions. As of June 30, 2022, the Company determined that no performance conditions have been met and therefore no stock-based compensation expense was recorded.

The total grant-date fair value of the options granted in 2022 was $69,779. Stock-based compensation expense for stock options of $181,595 and $162,424 was recognized under FASB ASC 718 for the six months ended June 30, 2022 and 2021, respectively, and included in general and administrative expenses in the statements of operations.

6.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7.	SUBSEQUENT EVENTS

Through the issuance date, the Company has raised approximately $27,000 in additional proceeds from the Regulation A+ offering.

Management has evaluated subsequent events through August 27, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.